SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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TELECOM ARGENTINA S.A.
(Name of Subject Company)

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TELECOM ARGENTINA S.A.
(Name of Person(s) Filing Statement)

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Class B Common Shares Par value 1 peso (“Class B Shares”) and American Depositary Shares, each representing rights to five Class B Shares
(Title of Class of Securities)

Class B Shares (ISIN ARP9028N1016)
American Depositary Shares (879273209)
(CUSIP Number of Class of Securities)

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Pedro Insussarry
Market Relations Officer
Tel.: + 5411 4968-3602/3743
Avda. Alicia Moreau de Justo No. 50
Ciudad Autónoma de Buenos Aires – C1107AAB
Argentina

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jorge U. Juantorena, Esq.
Emilio Minvielle, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Telephone: (212)-225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

Telecom Argentina, S.A. (“TEO”) is filing this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) in connection with the tender offer by Fintech Telecom, LLC (“FTL”), a limited liability company organized under the laws of Delaware, Fintech Advisory Inc. (“FAI”), a corporation organized under the laws of Delaware and David Martínez (“Mr. Martínez” and, together with FTL and FAI, the “Bidders”) to purchase any and all (1) outstanding Class B ordinary shares, par value Ps. 1.00 per share (the “Class B Shares”) held by U.S. Persons (as defined below) and (2) outstanding American Depositary Shares (each representing rights to five Class B Shares) (the “ADSs” and, together with the Class B Shares, the “Securities”), of TEO, other than those held by the Bidders or their affiliates, in cash at a price of U.S.$ 3.925 per Class B Share and a price of U.S.$ 19.625 per ADS (together, the “Offer Price”), in each case without interest thereon, net of (i) the stock exchange and settlement fee described herein, (ii) any applicable brokerage fees or commissions, (iii) the dividends paid by TEO on May 13, 2016 of Ps. 0.72 per Class B Share and Ps. 3.61 per ADS, or U.S.$ 0.050 per Class B Share and U.S.$ 0.251 per ADS, using the selling exchange rate of Ps. 14.40 per U.S. $1.00 reported by Banco de la Nación Argentina on May 13, 2016, the dividends paid by TEO on August 26, 2016 of Ps. 1.34 per Class B Share and Ps. 6.71 per ADS, or U.S.$ 0.088 per Class B Share and U.S.$ 0.441 per ADS, using the selling exchange rate of Ps. 15.20 per U.S.$1.00 reported by Banco de la Nación Argentina on August 26, 2016 and any other applicable Distributions (as defined herein), and (iv) applicable withholding taxes, including Argentine capital gains tax, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase and the related documents (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Offer”). The U.S. Offer is being made in conjunction with an offer by FTL in Argentina for all outstanding Class B Shares (but not ADSs) (the “Argentine Offer”) and, together with the U.S. Offer, the “Offers”). The offer to purchase for the U.S. Offer (the “U.S. Offer to Purchase”) and the related documents have been filed as exhibits to the combined Schedule TO and Schedule 13e-3 filed by the Bidders, dated September 15, 2016 (the “Schedule TO”).

The information set forth in the U.S. Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

The U.S. Offer to Purchase and the related documents contain important information that you should read before making any decision in connection with the U.S. Offer.

As used herein, a “U.S. Person” means (1) any individual resident in the United States; (2) any partnership or corporation organized or incorporated in the United States; (3) any estate of which any executor or administrator is a U.S. Person; (4) any trust of which the trustee is a U.S. Person; (5) any agency or branch of a foreign entity located in the United States; (6) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (7) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States; and (8) any partnership or corporation if (A) organized or incorporated under the laws of any foreign jurisdiction and (B) formed by a U.S. Person for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned by accredited investors (as defined in Rule 501(a) under the Securities Act); excluding, in each case, persons deemed not to be “U.S. persons” pursuant to Rule 902 (k)(2) of Regulation S under the Securities Act.

Item 1.  Subject Company Information.

The name of the subject company is Telecom Argentina S.A., a corporation (sociedad anónima) organized under the laws of Argentina. Telecom Argentina S.A. is referred to herein as “TEO.” TEO’s principal executive offices are located at Avda. Alicia Moreau de Justo 50, (C1107AAB), Buenos Aires, Argentina. The main telephone number of TEO is +54-11-4968-3602/3743.

The securities to which this Statement relates are TEO’s Class B Shares held by U.S. Persons and TEO’s ADSs (whether or not held by US Persons). The principal market on which the Class B Shares are traded is the Buenos Aires Stock Exchange, where they are listed under the ticker symbol “TECO2.” ADSs representing rights to Class B Shares are traded on the New York Stock Exchange (the “NYSE”) under the ticker symbol “TEO.” Each ADS represents rights to five Class B Shares. There were 466,883,425 Class B Shares outstanding (excluding

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treasury shares) as of December 31, 2015. The information set forth in the U.S. Offer to Purchase under the caption “The Tender Offer—7. Certain information about the Class B Shares and ADSs” and “The Tender Offer—8. Certain information about TEO” is incorporated herein by reference.

Item 2.  Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of TEO, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

The Offer

This Statement relates to the U.S. Offer, which is described in the Introduction above. The U.S. Offer is being made by the Bidders in connection with FTL’s recent acquisition of the voting control of TEO (the “Transaction”). Upon consummation of the Transaction, FTL acquired a controlling interest in Sofora Telecomunicaciones S.A., an Argentine corporation (“Sofora”), which indirectly controls TEO, resulting in the change in control of, and indirect acquisition of control in, TEO (“Change in Control of TEO”). The Argentine Offer is required in Argentina as a mandatory offer in connection with the Change in Control of TEO.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Item 3, on the date of the filing of this Statement, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between TEO and its affiliates, on the one hand, and the executive officers, directors or affiliates of TEO, on the other hand.

Executive Officers and Directors of TEO

The executive officers of TEO are Messrs Germán Horacio Vidal (CEO), Ignacio Cruz Moran (CFO), Roberto Daniel Nobile (COO), Héctor Daniel Cazzasa (Director of Internal Audit), Pedro López Matheu (Director of Government Relations, Communications and Media), Gerardo Hugo Maurer (Director of Corporate Security), Ms.Maria Fabiola Bonelli (Director of Strategy, Innovation and Business Development), Messrs Alejandro Diego Quiroga López (Director of Legal and Regulatory Affairs), Sebastián Palla (Director of Procurement),Alejandro Miralles (Director of Human Capital) and Carlos Origlia (CCO). The regular directors of TEO are Messrs Mariano Marcelo Ibáñez (Chairman), David Manuel Martínez, Carlos Alejandro Harrison, Martín Héctor D´Ambrosio, Pedro Chomnalez, Alejandro Macfarlane, Gerardo Werthein, Esteban Gabriel Macek, Enrique Horacio Boilini, Pedro Angel Costoya and Darío Leandro Genua. The alternate directors of TEO are Messrs Baruki Luis Alberto González, Saturnino Jorge Funes, Bernardo Saravia Frías, Gabriel Hugo Fissore, José Luis Galimberti, Ignacio Villarroel, Eduardo Federico Bauer, Pablo Alberto Gutierrez, Germán Ariel Zunini, Martín Alberto Breinlinger and Luis María Abbá. Certain members of TEO’s Board of Directors and executive officers may have interests in the U.S. Offer that are different from the interests of unaffiliated holders of TEO’s Class B Shares and/or ADSs. Mr. Martinez is a Bidder and he has informed us that he serves as chairman of the board of directors of FAI. Mr. Mariano Marcelo Ibáñez has informed us that he has had a professional relationship with the Bidders. Baruki Luis Alberto González and Saturnino Jorge Funes have informed us that they are members of a law firm that has a professional relationship with the Bidders. Mr. Roberto Nobile and Mr. Alejandro Quiroga López hold Class B Shares or ADS of Telecom Argentina.

TEO pays compensation to the members of its Board of Directors and executive officers.  See TEO’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, under “Item 6—Directors, senior management and employees- Compensation,” which section is incorporated herein by reference.

The business address and phone number of the directors and executive officers of TEO is the same as that of TEO noted above.

Executive Officers and Directors of the Bidders

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The information set forth in the U.S. Offer to Purchase under “Schedule I—Information about the Directors and Executive Officers of the Bidders” is incorporated by reference.

Material Transactions with Affiliates

TEO has engaged in a number of related party transactions, a summary of which can be found in TEO’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, under “Item 7—Major Shareholders and Related Party Transactions,” and in the Consolidated Financial Statements as of June 30, 2016, furnished under Form 6-K on September 2, 2016, under “Note 5—Balances and Transactions with Companies Under Sect. 33 of Law No. 19,550 and Related Parties,” which are incorporated herein by reference. The information set forth in the Offer to Purchase under the caption “Special Factors—Interests of Certain Persons in the U.S. Offer; Security Ownership; Transactions and Arrangements Concerning the Class B Shares and ADSs” and “Schedule 2: Recent Acquisitions of TEO’s Securities by the Bidders” is incorporated herein by reference, but TEO assumes no responsibility with respect to such information.

Item 4.  The Solicitation/Recommendation.

Recommendation of the Board

Pursuant to applicable regulations of the Argentine Securities Commission, or Comisión Nacional de Valores (“CNV”), TEO’s Board of Directors is required to provide unaffiliated holders with a technical recommendation in favor or against the acceptance of the Argentine Offer and may not remain neutral. On March 28, 2016, in a letter to the CNV, the Board of Directors (the “Board of Directors”) of TEO issued a favorable opinion on the reasonableness of the original offer price under the Argentine Offer of Ps. 46.00 per Class B Share, or U.S.$3.17 per Class B Share, using the buying exchange rate of Ps. 14.50 per U.S.$1.00 reported by Banco de la Nación Argentina on March 28, 2016 (the “Original Offer Price”), and recommended the acceptance of the Argentine Offer to the holders of Class B Shares of TEO in the event that the Original Offer Price exceeded the trading price of the Class B Shares on the Mercado de Valores de Buenos Aires, S.A. (the “MERVAL”) during the Argentine Offer. The Board of Directors of TEO based its recommendation on the fact that the Original Offer Price was (i) higher than the prices derived from the valuations conducted by the independent valuation experts retained by FTL prior to the announcement of the Argentine Offer, and (ii) within the range of prices considered reasonable by the independent valuation expert retained by TEO after the announcement of the Argentine Offer.

With regard to the U.S. Offer and with respect to the Offer Price as increased by the Bidders from the Original Offer Price, TEO’s Board of Directors has concluded that the consideration that unaffiliated holders of Class B Shares and ADSs will receive in the U.S. Offer is fair and that holders of Class B Shares or ADSs should consider the Offer Price as a reasonable base price for the sale of all their respective Class B Shares or ADSs and should make their decision to accept or reject the U.S. Offer depending on whether the trading price of the Class B Shares and/or ADSs during the tender offer period and in respect of the quantities of shares intended to be sold by the holder at the time is below or above the Offer Price. The trading price of the Class B Shares on the MERVAL on September 14, 2016, the last trading day prior to the date on which the U.S. Offer commenced (the “Commencement Date”), was Ps. 55.00, or U.S.$ 3.716, using the exchange rate of Ps. 14.80 per U.S.$ 1.00 reported by Banco de la Nación Argentina on the Commencement Date, while the trading price of the ADSs on the New York Stock Exchange on the Commencement Date was US$18.25. The Offer Price represents a premium of 5.62% and 7.53%, respectively, over such trading prices.

In evaluating the U.S. Offer, members of TEO’s Board of Directors relied upon their knowledge of the business, financial condition and prospects of TEO and consulted with TEO’s management and advisors. In making the determination and recommendation set forth above, TEO’s Board of Directors considered the factors set forth below.

Position of TEO’s Board of Directors Regarding the Fairness of the U.S. Offer

In making its determination as to the fairness of the U.S. Offer, TEO’s Board of Directors considered a number of factors, including, without limitation, those described below. The Board of Directors did not find it

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practicable to, and did not make any specific assessment of, quantify or otherwise attempt to assign relative weights to, the specific factors considered by it. Rather, the Board of Directors viewed its decision and recommendation as based on the totality of the information presented to it and considered by it.

In reaching its conclusion that the consideration that unaffiliated holders of Class B Shares and ADSs will receive in the U.S. Offer is fair, and that such transaction is substantively fair to unaffiliated shareholders, TEO’s Board of Directors considered and relied upon a number of factors, including the following:

•	Premium Over Market Prices: TEO’s Board of Directors considered the historical market prices of the Class B Shares and ADSs compared to the Offer Price. The information set forth in the U.S. Offer to Purchase under the caption “The Tender Offer—7. Certain Information about the Class B Shares and ADSs” is incorporated by reference herein.
o	The Offer Price represents a premium of 10.69% relative to the closing price of the ADSs, on the New York Stock Exchange, on the day prior to the date of the announcement of the Offers, which date of announcement was February 24, 2016 (the “Announcement Date”), of U.S.$ 17.73.
o	The Offer Price compares reasonably to other historical market prices for the ADSs. It represents a premium of 24.57% over the average closing prices traded on the New York Stock Exchange during the 30 days prior to the Announcement Date, which was U.S.$ 15.75 per ADS; a premium of 24.80% over the average closing prices for the 60 days prior to the Announcement Date, which was U.S.$ 15.73 per ADS; and a premium of 22.66% over the average closing prices for the 90 days prior to the Announcement Date, which was U.S.$ 16.00 per ADS. Furthermore, considering weighted averages per trading volume similar results are reached.
o	The Offer Price represents a premium of 29.84% relative to the average closing trading prices of the Class B Shares on the MERVAL for the six months prior to the Announcement Date, which was Ps. 45.95 per Class B Share, according to calculations performed by Quantum Finanzas S.A., which is equivalent to U.S.$ 3.023 per Class B Share, using the exchange rate of Ps. 15.20 per U.S.$ 1.00 reported by Banco de la Nación Argentina on February 23, 2016.
o	The Offer Price compares reasonably to other historical market prices for the Class B Shares using the exchange rate of Ps. 15.20 per U.S.$ 1.00 reported by Banco de la Nación Argentina on February 23, 2016. It represents a premium of 27.48% over the average closing prices on the MERVAL during the 30 days prior to the Announcement Date, a premium of 31.24% over the average closing prices of the Class B Shares for the 60 days prior to the Announcement Date, and a premium of 28.62% over the average closing prices of the Class B Shares for the 90 days prior to the Announcement Date. Furthermore, considering weighted averages per trading volume similar results are reached.
•	Quantum Valuation Report: CNV regulations require that in a tender offer of this type, the subject company must provide unaffiliated holders its opinion on the fairness of the Offer Price, make a technical recommendation in respect of the acceptance or rejection of the Argentine Offer and inform about the opinion of the two independent valuation experts that the Bidders must obtain pursuant to CNV regulation and the principal aspects of such opinions. In order to provide such opinion and make such recommendation, TEO required a valuation opinion from an independent third party valuation firm to determine whether the Offer Price is fair under Argentine law. On March 8, 2016, TEO’s Board of Directors approved the preparation by Quantum Finanzas S.A. (“Quantum”) of a valuation report (the “Quantum Valuation Report”). The Offer Price represents a premium over the prices included in the Quantum Valuation Report, which was prepared in accordance with CNV regulations. The Quantum Valuation Report includes analyses on the book value of the Class B Shares, a going concern valuation based on the discounted cash flow and weighted average cost of capital methodology (resulting in a minimum and maximum value range of Ps. 40.00 and Ps. 57.70 per Class B Share, or U.S.$ 2.63 and U.S.$ 3.80, respectively, using the exchange rate of Ps. 15.20 per U.S. $1.00 reported by Banco de la Nación Argentina on February 23, 2016, over which the Offer Price
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represents a premium of 49.15% for the minimum value and 3.40% for the maximum value), and a comparable trading companies analysis (resulting in a minimum and maximum value range of Ps. 48.60 and 54.20 per Class B Share, or U.S.$ 3.20 and U.S.$ 3.57, respectively, using the aforementioned exchange rate, over which the Offer Price represents a premium of 22.76%for the minimum value and 10.07% for the maximum value). Quantum determined a range of fair prices per Class B Share between Ps. 42.5 and Ps. 56.7 by assigning a 70% weight to the discounted cash flow analysis and a 30% weight to the comparable companies analysis. The full text of the Quantum Valuation Report is available in TEO’s report on Form 6 K furnished to the SEC on April 5, 2016 and is incorporated by reference hereto as Exhibit (c)(i).The information set forth in the U.S. Offer to Purchase under the caption “Special Factors—Valuation Report of Quantum” is incorporated by reference herein.

•	BA Advisors Valuation Report and Columbus Valuation Report: CNV regulations require that in a tender offer of this type, the Bidders must obtain two valuation opinions from two independent third-party valuation firms to determine whether the Offer Price is fair under Argentine law. In March 2016, FTL requested the preparation by Buenos Aires Advisors S.C. (“BA Advisors”) of a valuation report (the “BA Advisors Valuation Report”) and the preparation by Columbus MB S.A. (“Columbus”) of a valuation report (the “Columbus Valuation Report”). The Offer Price represents a premium over the prices included in the BA Advisors Valuation Report and the Columbus Valuation Report, which were prepared in accordance with CNV regulations. The BA Advisors Valuation Report includes analyses on the book value of the Class B Shares, a going-concern valuation based on the discounted cash flow and weighted average cost of capital methodology (resulting in Ps. 44.61 per Class B Share, or U.S.$ 2.93, using the buying exchange rate of Ps. 15.20 per U.S. $1.00 reported by Banco de la Nación Argentina on February 23, 2016, over which the Offer Price represents a premium of 33.74%), a comparable trading companies analysis (resulting in Ps. 43.83 per Class B Share, or U.S.$ 2.88, using the aforementioned exchange rate, over which the Offer Price represents a premium of 36.12%) and a market value analysis during the semester immediately prior to the Announcement Date (resulting in a valuation of Ps. 45.86 per Class B Share, or U.S.$ 3.02, using the aforementioned exchange rate, over which the Offer Price represents a premium of 30.06%). The Columbus Valuation Report includes analyses on the book value of the Class B Shares, a going-concern valuation based on the discounted cash flow and weighted average cost of capital methodology (resulting in a valuation of Ps. 41.39 per Class B Share, or U.S.$ 2.72, using the buying exchange rate of Ps. 15.20 per U.S. $1.00 reported by Banco de la Nación Argentina on March 9, 2016, over which the Offer Price represents a premium of 44.14%), a comparable trading companies analysis (resulting in a valuation of Ps. 39.01 per Class B Share, or U.S.$ 2.57, using the aforementioned exchange rate, over which the Offer Price represents a premium of 52.94%) and a market value analysis during the semester immediately prior to the Announcement Date (resulting in a valuation of Ps. 45.87 per Class B Share, or U.S.$ 3.02, using the aforementioned exchange rate, over which the Offer Price represents a premium of 30.06%). The full text of the Columbus Valuation Report and the BA Advisors Valuation Report is available in TEO’s report on Form 6-K furnished to the SEC on April 5, 2016 and is incorporated by reference herein as Exhibit (c)(ii) and Exhibit (c)(iii).The information set forth in the U.S. Offer to Purchase under the caption “Special Factors—Valuation Report of Columbus” and “Special Factors—Valuation Report of BA Advisors” is incorporated by reference herein.
•	Cash Tender Offer; Certainty of Value: The form of consideration to be paid to holders of Class B Shares or ADSs who tender in the U.S. Offer is cash, which allows for certainty of value and immediate liquidity.
•	Likelihood of Consummation: TEO’s Board of Directors considered that consummation of the Offers was likely in light of the fact that the Bidders have fully committed funding to consummate the Offers and the Offers are not subject to any financing conditions or minimum tender requirements.

TEO’s Board of Directors believes that the procedures governing the U.S. Offer are fair to unaffiliated shareholders for the following reasons:

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•	Mandatory Offer: Applicable CNV regulations require the Bidders to make the Offers for any and all Class B Shares not owned by the Bidders or their affiliates. Those regulations require the Bidders to obtain two separate valuation reports from independent third party valuation experts to determine whether the Offer Price is fair under Argentine law. In addition, applicable CNV regulations require that TEO provide unaffiliated holders its opinion on the fairness of the Offer Price, make a technical recommendation in respect of the acceptance or rejection of the Argentine Offer and inform about the opinion of the two independent valuation experts that the Bidders must obtain pursuant to CNV regulation and the principal aspects of such opinions. In order to provide such opinion and make such recommendation, TEO obtained a valuation opinion from Quantum, an independent third party valuation firm.
•	Unconditional Offer: The Offers are not subject to any conditions relating to either the number of Class B Shares and/or ADSs tendered or any financing condition.

TEO recognized that there are some detriments to holders of Class B Shares and ADSs who tender in the U.S. Offer, including the following:

•	No Shareholder Participation in Future Growth or Earnings: The nature of the U.S. Offer Transaction as a cash transaction means that any holders of Class B Shares or ADSs who tender into the Offers will not participate in future earnings or growth of TEO and will not benefit from any appreciation in its value, unless they otherwise acquire Class B Shares or ADSs.

TEO’s Board of Directors did not consider the third-party sale value or liquidation value of TEO because the Bidders have stated their intention for TEO to continue operating as a going concern.

TEO’s Board of Directors is not aware of any firm offers made by any unaffiliated party for TEO, a controlling interest in TEO or a substantial part of TEO’s assets during the past two years (other than the Transaction) and therefore did not consider any such offers in reaching its conclusion as to fairness.

In making its determinations as to the procedural and substantive fairness of the U.S. Offer, TEO’s Board of Directors recognized that the CNV (i) was entitled to object to the price offered in the Argentine Offer (which price is the same as the one in the U.S. Offer) and (ii) independently reviewed and approved the formal terms of the Argentine Offer on September 6, 2016.

In addition, TEO’s Board of Directors recognized that U.S. Offer is not structured in such a way that approval of at least a majority of the unaffiliated holders is required. TEO’s Board of Directors felt that the absence of such a condition supported its determination, rather than detracted from it. It noted that the absence of such a condition means that each and every unaffiliated holder that wants to participate in the U.S. Offer can do so, irrespective of the views of the other holders. In addition, the absence of a minimum tender condition is a requirement of Argentine law. Accordingly, the absence of such a condition did not affect TEO’s Board of Directors’ determination, based on the factors set forth above, that the U.S. Offer is procedurally and substantively fair to the unaffiliated holders of Class B Shares and ADSs.

Intent to Tender

To the extent known to TEO after making reasonable inquiry, none of TEO’s executive officers, directors, affiliates or subsidiaries currently intends to tender Class B Shares or ADSs held of record or beneficially owned by them pursuant to the U.S. Offer.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

Solicitations and Recommendations

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Neither TEO nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to holders of Class B Shares or ADSs on TEO’s behalf with respect to the U.S. Offer.

Expenses

TEO has paid Quantum U.S.$ 120,000 upon delivery of the Quantum Valuation Report.

Item 6.  Interest in Securities of the Subject Company.

Other than the Offers, no transaction in the Class B Shares or ADSs has been effected during the 60 days prior to the date of this Statement by TEO, TEO’s subsidiaries or, to TEO’s best knowledge, any of TEO’s executive officers, directors or affiliates. Based solely on the information provided by the Bidders in the U.S. Offer to Purchase, neither the Bidders nor any person who may be deemed to control the Bidders has engaged in transactions in the Class B Shares or ADSs (other than the Offers) since the same date.

Item 7.  Purposes of the Transaction and Plans or Proposals.

Except as described elsewhere in this Statement, TEO is not undertaking or engaged in any negotiations in response to the U.S. Offer which relate to (i) a tender offer or other acquisition of TEO’s securities by TEO, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving TEO or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of TEO or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of TEO.

There are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the U.S. Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.  Additional Information.

The information included in the exhibits referred to in Item 9 is incorporated by reference herein.

The information set forth in the U.S. Offer to Purchase under the captions “Special Factors—Certain Effects of the U.S. Offer” and “The Tender Offer—6. Certain U.S. Federal Income and Argentine Tax Consequences” is incorporated herein by reference.

Financial Information

The information set forth in the U.S. Offer to Purchase under the caption “The Tender Offer—8. Certain Information about TEO—Financial Information” is incorporated herein by reference.

Item 9.  Exhibits

Exhibit No.	Description
(a)(2)(i)	Schedule 14D-9, filed on September 29, 2016.
(c)(i)	Valuation Report issued by Quantum Finanzas, S.A., an independent firm, dated March 17, 2016 (English translation) (incorporated herein by reference to Item 4 of TEO’s report on Form 6-K furnished to the SEC on April 5, 2016).
(c)(ii)	Valuation Report issued by Columbus MB, S.A., an independent firm, dated March 9, 2016 (English translation) (incorporated herein by reference to Item 6 of TEO’s report on Form 6-K furnished to the SEC on April 5, 2016).

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(c)(iii)	Valuation Report issued by Buenos Aires Advisors, S.C., an independent firm, dated February 23, 2016 (English translation) (incorporated herein by reference to Item 5 of TEO’s report on Form 6-K furnished to the SEC on April 5, 2016).
(g)	None.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TELECOM ARGENTINA, S.A.

By: /s/ Ignacio Cruz Moran
Name: Ignacio Cruz Moran
Title: Chief Financial Officer

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